SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Hansen Natural Corporation

(Name of Issuer)

Common Stock, $0.005 par value per share

(Title of Class of Securities)

411310-10-5

(CUSIP Number of Class of Securities)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(Continued on following pages)

(Page 1 of 9 Pages)

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
(Amendment No. 2)

CUSIP No. 411310-10-5

Names of Reporting Persons
1	I.R.S. Identification Nos. of above persons (entities only)
Kevin Douglas

Check the Appropriate Box if a Member of a Group (See Instructions)
2	(a) ☐
(b) ☒ Joint Filing

3	SEC Use Only

Citizenship or Place of Organization
4	United States

	5	Sole Voting Power	-0-
NUMBER OF
SHARES
BENEFICIALLY	6	Shared Voting Power	730,011
OWNED BY
EACH
REPORTING	7	Sole Dispositive Power	-0-
PERSON
WITH
	8	Shared Dispositive Power	730,011

Aggregate Amount Beneficially Owned by Each Reporting Person
9	730,011

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 7.3% (1)

Type of Reporting Person
12	IN

(1)	Calculated based on 10,053,003 shares of Hansen Natural Corporation’s Common Stock outstanding as of October 31, 2002, as reported in its quarterly report on Form 10-Q for the quarter ended September 30, 2002 and filed with the Securities and Exchange Commission on November 14, 2002.

SCHEDULE 13G
(Amendment No. 2)

CUSIP No. 411310-10-5

Names of Reporting Persons
1	I.R.S. Identification Nos. of above persons (entities only)
Douglas Family Trust (1)

Check the Appropriate Box if a Member of a Group (See Instructions)
2	(a) ☐
(b) ☒ Joint Filing

3	SEC Use Only

Citizenship or Place of Organization
4	California

NUMBER OF	5	Sole Voting Power	-0-
SHARES
BENEFICIALLY
OWNED BY	6	Shared Voting Power	730,011
EACH
REPORTING
PERSON	7	Sole Dispositive Power	-0-
WITH

	8	Shared Dispositive Power	730,011

Aggregate Amount Beneficially Owned by Each Reporting Person
9	730,011

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 7.3% (2)

Type of Reporting Person
12	OO

(1)	James E. Douglas, Jr. and Jean A. Douglas, husband and wife, are trustees.

(2)	Calculated based on 10,053,003 shares of Hansen Natural Corporation’s Common Stock outstanding as of October 31, 2002, as reported in its quarterly report on Form 10-Q for the quarter ended September 30, 2002 and filed with the Securities and Exchange Commission on November 14, 2002.

SCHEDULE 13G
(Amendment No. 2)

CUSIP No. 411310-10-5

Names of Reporting Persons
1	I.R.S. Identification Nos. of above persons (entities only)
James Douglas and Jean Douglas Irrevocable Descendants’ Trust (1)

Check the Appropriate Box if a Member of a Group (See Instructions)
2	(a) ☐
(b) ☒ Joint Filing

3	SEC Use Only

Citizenship or Place of Organization
4	California

	5	Sole Voting Power	-0-
NUMBER OF
SHARES
BENEFICIALLY	6	Shared Voting Power	730,011
OWNED BY
EACH
REPORTING	7	Sole Dispositive Power	-0-
PERSON
WITH
	8	Shared Dispositive Power	730,011

Aggregate Amount Beneficially Owned by Each Reporting Person
9	730,011

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 7.3% (1)

Type of Reporting Person
12	OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are trustees.

(2)	Calculated based on 10,053,003 shares of Hansen Natural Corporation’s Common Stock outstanding as of October 31, 2002, as reported in its quarterly report on Form 10-Q for the quarter ended September 30, 2002 and filed with the Securities and Exchange Commission on November 14, 2002.

Item 4. Ownership

     Reference is made to Rows 5-9 and 11 of each of the cover pages of this Amendment No. 2 to Schedule 13G, which Rows are incorporated by reference herein. According to Hansen Natural Corporation’s quarterly report on Form 10-Q for the quarter ended September 30, 2002, as filed with the Securities and Exchange Commission on November 14, 2002, there were 10,053,003 shares of its Common Stock outstanding as of October 31, 2002. As of the date of filing of this Amendment No. 2 to Schedule 13G, the following reporting persons hold directly the following number of shares of Hansen Natural Corporation’s Common Stock:

COMMON STOCK
REPORTING PERSON	DIRECTLY HELD

Kevin Douglas	274,782
Douglas Family Trust	228,320
James Douglas and Jean Douglas Irrevocable Descendants’ Trust	226,909

Total	730,011

     Each of the reporting persons may be deemed a member of a group that shares voting and dispositive power over all of the above securities. Although the reporting persons are reporting such securities as if they were members of a group, the filing of this Amendment No. 2 to Schedule 13G shall not be construed as an admission by any reporting person that such person is a beneficial owner of any securities other than those directly held by such person.

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2003	/s/ Kevin Douglas Kevin Douglas

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2003		DOUGLAS FAMILY TRUST

	By:	/s/ James E. Douglas, Jr. James E. Douglas, Jr. Title: Trustee

	By:	/s/ Jean A. Douglas Jean A. Douglas Title: Trustee

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2003		JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DESCENDANTS’ TRUST

	By:	/s/ Kevin Douglas Kevin Douglas Title: Trustee

	By:	/s/ Michelle Douglas Michelle Douglas Title: Trustee

EXHIBIT A

JOINT FILING AGREEMENT

     This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Amendment No. 2 to Schedule 13G to which this Agreement is attached as Exhibit A with respect to the beneficial ownership of the undersigned of shares of Hansen Natural Corporation’s Common Stock, $0.005 par value per share, is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: February 14, 2003		/s/ Kevin Douglas Kevin Douglas

Date: February 14, 2003		DOUGLAS FAMILY TRUST
	By:	/s/ James E. Douglas, Jr. James E. Douglas, Jr. Title: Trustee

	By:	/s/ Jean A. Douglas Jean A. Douglas Title: Trustee

Date: February 14, 2003		JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DESCENDANTS’ TRUST

	By:	/s/ Kevin Douglas Kevin Douglas Title: Trustee

	By:	/s/ Michelle Douglas Michelle Douglas Title: Trustee